Free Writing Prospectus	Filed Pursuant to Rule 433
Dated October 30, 2007	Registration Statement No. 333-146645

012 SMILE.COMMUNICATIONS LTD.

Ordinary Shares

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 19, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form F-1 relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus.

Initial Public Offering Price	$12.00

Use of Proceeds

The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial public offering price of $15.00 per ordinary share. Accordingly, we will receive net proceeds of approximately $72.7 million from the sale by us of 6,675,000 ordinary shares in this offering based on the initial public offering price of $12.00 per ordinary share, after deducting underwriting discounts and commissions and the estimated offering expenses.

We intend to use the net proceeds from this offering as set forth in the Preliminary Prospectus except that instead of paying $967,000 to a former minority shareholder of 012 Golden Lines as additional contingent consideration for his interest, we will pay $262,000 based on the initial public offering price of $12.00. See “Managements’ Discussion and Analysis of Financial Condition and Results of Operations—Overview” in the Preliminary Prospectus for a description of how the payment amount is calculated.

Selected Combined Financial Data

The weighted average number of ordinary shares used in calculating pro forma earnings per share increased to 22,041,000 from 20,803,000 shares based on the initial public offering price of $12.00 per share. As a result, the pro forma earnings per share for the year ended December 31, 2006, the six months ended June 30, 2006, and the six months ended June 30, 2007, were NIS 0.22 or $0.05, NIS 0.53, and NIS 1.11 or $0.26, respectively.

See Note 1 to the “Selected Combined Financial Data of 012 Smile.Communications.”

Pro Forma Earnings Per Share

The weighted average number of ordinary shares used in calculating pro forma earnings per share increased to 22,041,000 shares from 20,803,000 shares based on the initial public offering price of $12.00 per share. As a result, the pro forma earnings (loss) per share for the six months ended June 30, 2007, the year ended December 31, 2006, and the six months ended June 30, 2006, were NIS 1.11 or $0.26, NIS (0.77) or ($0.18), and NIS 0.12, respectively.

See Note 2 to the “Summary Combined Financial Data,” Note 3 to the “Unaudited Pro Forma Condensed Combined Financial Statement of Operations of 012 Smile.Communications Ltd. and 012 Golden Lines Ltd. for the Year Ended December 31, 2006,” and Note 3 to the “Unaudited Pro Forma Condensed Combined Financial Statement of Operations of 012 Smile.Communications Ltd. and 012 Golden Lines Ltd. for the Six Months Period Ended June 30, 2006.”

Dilution	As of June 30, 2007, after giving effect to the sale of 6,675,000 ordinary shares by us at the initial public offering price of $12.00 per share, and after deducting underwriting discounts and the estimated offering expenses payable by us, and after deducting the $262,000 of additional contingent consideration payable to a former minority shareholder of 012 Golden Lines, the net tangible book value per share after this offering will be $0.23 and the dilution per share to new investors will be $11.77.

To review a filed copy of the current preliminary prospectus supplement, go to the following link:

http://www.sec.gov/Archives/edgar/data/1402606/000119312507222198/df1a.htm

012 Smile.Communications Ltd., or 012.Smile, has filed a registration statement ( including a prospectus ) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents 012.Smile has filed with the SEC for more complete information about 012.Smile and this offering. You may get these documents and other documents 012.Smile has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, 012.Smile, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: CIBC World Markets Corp. 1-866- 875-5637 (calling this number is not toll free outside the United States).